Daniel K. Donahue
Tel 949.732.6500
Fax 949.732.6501
donahued@gtlaw.com

July 6, 2015

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: Katherine Wray, Attorney-Advisor

Re:	Mobivity Holdings Corp.

Registration Statement on Form S-1
Submitted April 30, 2015
SEC File No. 333-203751

Dear Ms. Wray:

On behalf of our client, Mobivity Holdings Corp., a Nevada corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Christopher Meinerz, Chief Financial Officer of the Company, dated May 20, 2015 on the above-referenced Registration Statement on Form S-1 (“Registration Statement”).  Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 1 to the Registration Statement (“Amendment”).  The Amendment has been prepared in response to Staff’s comment letter dated May 20, 2015, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

 General

1.
You state throughout the filing that you are registering the resale of up to 29,877,324 shares of common stock. However, this number of shares appears to differ from the total “Maximum Number of Shares Offered” as set forth in the selling stockholder table beginning on page 13. Please revise to reconcile this difference, or advise.

Response: Please be advised that the Amendment No. 1 has been revised throughout to correctly state that the Company is registering the resale of 30,104,417 shares of common stock.

2.
Please tell us whether this registration statement is registering for resale the common stock and the common stock underlying warrants issued in not only the March 2015 private placement but also the June 2013 and March 2014 private placements, as indicated by your disclosure in the selling shareholder section on page 11. In this regard, tell us whether you are relying on Rule 429 of the Securities Act to combine the prospectuses for your previous registration statements on Form S-1 (File Nos. 333-190692 and 333-196084) with this registration statement. If you are relying on Rule 429, revise to identify the earlier registration statements to which the combined prospectus relates by setting forth the file numbers at the bottom of the facing page of this registration statement as called for by Rule 429(b). Please also provide an explanatory note explaining that you are relying on Rule 429 to combine prospectuses, and state the number of shares that were previously registered but unsold and the number of shares that are being registered for resale for the first time in this registration statement.

Response:  Please be advised that the Registration Statement registers the resale of the shares of common stock and the common stock underlying the warrants issued in the June 2013 and March 2014 private placements.  The Company will not be relying on Rule 429 of the Securities Act.

3.
Further to the immediately preceding comment, to the extent you are not relying on Rule 429 to combine prospectuses from prior registration statements for ongoing offerings, please disclose any significant concurrent resale offerings on the prospectus cover page and ensure that your risk factors section adequately addresses any impact of the concurrent offerings.

Response:  Please be advised that concurrent with the declaration of effectiveness of this Registration Statement, the Company intends to terminate the Registration Statement on Form S-1 declared effective on July 30, 2014 (SEC File No. 333-196084).  Consequently, there will be no concurrent offerings of the Company’s common shares.

Risk Factors, page 2

4.
Your Form 10-K for the fiscal year ended December 31, 2014 and your Form 10-Q for the quarterly period ended March 31, 2015 disclose that your management identified material weaknesses in your internal control over financial reporting, as a result of which management concluded that your disclosure controls and procedures were ineffective as of the end of the relevant periods. Please add relevant risk factor disclosure regarding the identified material weaknesses, or advise.

Response:  The requested risk factor has been provided on page 7 of the Amendment.

The Company has endeavored to fully respond to the Staff's comment set forth in its letter dated May 20, 2015.  Thank you in advance for your review.  Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue

cc:           Mobivity Holdings Corp.
M&K CPAS, PLLC